23000667

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SEC FILE NUMBER
8-48212

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 21 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Seapower Carpenter Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Corporate Plaza Drive, Suite 150
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James B. Jones (Name) 949-261-8888 (Area Code – Telephone Number) JJones@CarpenterCompany.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James B. Jones, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: EVP

SEE ATTACHED
NOTARIAL CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~____~~
2. ~~____~~
3. ~~____~~
4. ~~____~~
5. ~~____~~
6. ~~____~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 16 day of Febuary, 2023
Date *Month* *Year*
by
(1) James B. Jones
~~(and (2)____________________________)~~,
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________________
Signature of Notary Public

TYLER DAYYAT
Notary Public - California
Orange County
Commission # 2317772
My Comm. Expires Jan 6, 2024

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

CONTENTS

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Seapower Carpenter Capital, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 15, 2023

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	7,935
Deferred tax asset		109,490
Deposits		330
Prepaid expenses		210
TOTAL ASSETS	$	117,965

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding		35,000
Additional paid-in capital		568,418
Accumulated deficit		(485,453)
		117,965
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	117,965

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Commission income	$	-
GENERAL & ADMINISTRATIVE EXPENSES		
Other general & administrative expenses		121,347
		121,347
INCOME (LOSS) FROM OPERATIONS		(121,347)
OTHER INCOME		
Interest income		12
INCOME (LOSS) BEFORE PROVISION/(BENEFIT) FOR INCOME TAXES		(121,335)
PROVISION/(BENEFIT) FOR INCOME TAXES		(33,954)
NET INCOME (LOSS)	$	(87,381)

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2022	5,000	$ 35,000	$ 448,918	$ (398,072)	85,846
NET INCOME (LOSS)	-	-	-	(87,381)	(87,381)
CAPITAL CONTRIBTUION FROM PARENT	-	-	119,500		119,500
BALANCE AT DECEMBER 31, 2022	**5,000**	**$ 35,000**	**$ 568,418**	**$ (485,453)**	**$ 117,965**

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(87,381)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Deferred tax asset		(33,954)
Deposits		110
Net Cash Used in Operating Activities:		(121,225)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital		119,500
Net Cash Provided by Financing Activities:		119,500
NET DECREASE IN CASH		(1,725)
CASH AT BEGINNING OF YEAR		9,660
CASH AT END OF YEAR	$	7,935

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the Parent).

The Company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best-efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the Parent. The Company is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions and Consulting fees

Revenue from commissions is recorded on the closing date of the offering. There were no revenues from commissions or consulting fees recorded during the year ended December 31, 2022.

Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company files its tax return on a consolidated basis with the Parent under a tax sharing agreement, which requires the Company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The Company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not capable of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being sustained. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and California tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were available to be issued and determined there are no other items to recognize or disclose in the Company's financial statements for the year ended December 31, 2022.

NOTE 2 – Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue to fund operations. The Company was not profitable in the current year. The Parent made capital contributions to fund operations and maintain adequate capital during the year. The Parent will continue to fund the Company, if necessary, in future years and has provided the Company with a written commitment to maintain or exceed the minimum net capital requirements on an ongoing basis. Further, the financial statements and notes are the representation of the Company's management, which is responsible for their integrity and objectivity.

NOTE 3 – Related-Party Activities

The Parent pays the majority of general and administrative expenses, which are allocated to the Company through the due-to-parent account pursuant to a services and expenses sharing agreement between the Company and its Parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the Company throughout the year. This includes expenses related to back-office support and overhead. The Company paid approximately $53,543 to the Parent for allocated general and administrative expenses for the year ended December 31, 2022, of which none was payable at December 31, 2022. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $7,935 which was $2,935 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was zero.

NOTE 5 – Commitment, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2022.

NOTE 6 – Provision for Income Taxes

For the year ended December 31, 2022, the Company calculated a provision/(benefit) for income taxes of ($33,954) based on a pre-tax loss of ($121,335). During the year ended December 31, 2022, the Company paid the Parent directly for the current year federal and state tax liability.

NOTE 7 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
SEC RULE 15C3-1
DECEMBER 31, 2022

STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	$	117,965
Nonallowable assets		(110,030)
NET CAPITAL		7,935
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS ($0)		5,000
Excess net capital	$	2,935
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	-
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

Note: A reconciliation of the above computation to the Company's corresponding most recently filed Form X-17A-5, Part IIA, is not required, as no material differences exist.

See Report of Independent Registered Public Accounting Firm.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) private placement of securities, (2) mergers and acquisitions; and (3) advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm.

Seapower Carpenter Capital, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Seapower Carpenter Capital, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Seapower Carpenter Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Seapower Carpenter Capital, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2022. Seapower Carpenter Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seapower Carpenter Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 15, 2023

SEAPOWER CARPENTER CAPITAL, INC.

Seapower Carpenter Capital, Inc.
Exemption Report
For the Year Ended December 31, 2022

Seapower Carpenter Capital, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; (2) mergers and acquisitions; and (3) advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Seapower Carpenter Capital, Inc.

I, James B. Jones, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: JBJ
5F3C86F89E0A41A...
Title: EVP